AB 8/18

06009485

PB 8/12

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King Of Prussia Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R James (610) 293-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano & Associates, LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 3 0 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
APR 2 6 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Morgan Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research & Trading Co., LLC, as of April 24, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
CAROLYN A SPICER, Notary Public
West Conshohocken Boro., Montgomery Co.
My Commission Expires August 19, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005
(See Accountants' Report on Supplementary Information)

NET CAPITAL		
Total Members' Equity		$ 444,031
Add:		
Subordinated Borrowings		150,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		594,031
Deductions:		
Nonallowable Assets:		
Furniture, Equipment and Leasehold Improvements, net	$ 73,200	
Other Assets	525	
TOTAL DEDUCTIONS		73,725
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		520,306
Haircuts on Securities:		
Other Securities		5,405
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		$ 514,901
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $568,231)		$ 37,882
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 264,901
EXCESS NET CAPITAL AT 1000%		$ 458,078

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
December 31, 2005
(See Accountants' Report on Supplementary Information)

TOTAL AGGREGATE INDEBTEDNESS	$ 568,231
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.10 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 514,901
AUDIT ADJUSTMENT TO RECORD ADDITIONAL EXPENSES	0
NET CAPITAL PER ABOVE	$ 514,901